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SEC FILE NUMBER
8-39904

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FLI Investors, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Jericho Plaza, Suite 201
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Therese C. Vobis	516-935-1200	teri@fliinvestors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Grassi & Co.
(Name – if individual, state last, first, and middle name)

360 Madison Ave, 7th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/22/03		606	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Therese C. Vobis _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of FLI Investors, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRENDA SOLOMON POTOK
Notary Public, State of New York
Registration No. 01SO4967669
Qualified In Suffolk County
My Commission Expires June 4, 2026

Brenda Solomon Potok
Notary Public

Signature

Title:
Senior VP and CFO

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FLI INVESTORS, LLC

INDEX

DECEMBER 31, 2024



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members
FLI Investors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FLI Investors, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of FLI Investors, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Grassi & Co.,CPAs, P.C.

GRASSI & CO., CPAs, P. C.

We have served as FLI Investors, LLC's auditor since 2019.

New York, New York
January 31, 2025

1

FLI INVESTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	144,195
Accounts receivable		53,412
Contract assets		17,939
Total assets	$	215,546

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accrued expenses	$	23,130
Accrued member distributions		24,578
Total liabilities		47,708
Members' equity		167,838
Total liabilities and members' equity	$	215,546

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

FLI Investors, LLC (the "Company") was organized on August 1, 1998, under Delaware state law. The Company is a financial services firm, rendering brokerage services as a broker/dealer. The Company is registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") as set forth by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *Brokers and Dealers*.

(b) Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

Cash equivalents represent short-term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $94,434 at December 31, 2024. The Company's cash is held at financial institutions which have Federal Deposit Insurance Corporation ("FDIC") coverage. The Company's cash held at FDIC insured financial institutions may, at times, exceed FDIC covered amounts. No losses have been incurred to date.

(d) Accounts Receivable and Allowance for Credit Losses

Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus, accounts receivable do not bear interest. The Company makes judgments as to the collectability of accounts receivable based on historical trends and future expectations. Management estimates an allowance for credit losses, which represents the collectability of accounts receivable. This allowance adjusts gross accounts receivable downward to its estimated net realizable value. To determine the allowance for credit losses, management reviews specific customer risks and the Company's accounts receivable aging. Management considers accounts past due on a customer-by-customer basis. No allowance for credit losses was provided as of December 31, 2024, as management believed that there were no material, additional, probable losses at that date.

(continued)

3

NOTE 2 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (continued)

    (e) Income Tax Policy

As a limited liability company, the Company has elected to be treated as a partnership under the provisions of the Internal Revenue Code ("IRC"). Under those provisions, the Company is not required to pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income.

The Company elected to pay New York State income taxes of $6,963 on behalf of its members for the year ended December 31, 2024.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not to be sustained upon examination by the applicable tax authority, based on the technical merits of the tax position. Management believes any such positions would be immaterial to the overall financial statement.

    (f) Subsequent Events

The Company has evaluated subsequent events after December 31, 2024 through January 31, 2025, the date that the financial statement was considered available to be issued. During this period, there were no subsequent events requiring disclosure.

NOTE 3 - <u>RELATED PARTY TRANSACTIONS</u>

The Company earned management fees and insurance commissions from certain entities and individuals related to the Company by common ownership.

The Company has a cost sharing agreement for rent, salaries, insurance and other general administrative expenses with an entity related through common ownership.

NOTE 4 - <u>MEMBERS' EQUITY</u>

Class A and Class I Member Interests

The Company has authorized two classes of member interests, Class A and Class I non-voting member interests. The rights of the holders of each class of member interest are different. Each holder of Class I member interests is entitled to share in a percentage of the Company's gross revenue (the "Class I Revenue Share"). Each holder of Class A member interests is entitled to their pro-rata share of net income, after the Class I Revenue Share is subtracted.

(continued)

4

NOTE 5 - <u>NET CAPITAL REQUIREMENT</u>

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one subject to a minimum net capital requirement of $5,000. At December 31, 2024, the Company had net capital of $96,487, which was $91,487 in excess of its required net capital. The Company's net capital ratio was .49 to 1 at December 31, 2024.

NOTE 6 - <u>INDEMNIFICATIONS</u>

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

NOTE 7 - <u>RULE 15c3-3 EXEMPTION</u>

The Company did not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c-3, and the Company may file an Exemption Report relying on Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because it limits its business activities as a Non-Covered Firm and does not hold customers' cash or securities on behalf of customers and therefore has no obligations under SEC Rule 15c3-3 under the Securities and Exchange Act of 1934 for the year ended December 31, 2024. As a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report as a Non-Covered Firm. The Company had no exceptions under Rule 15c3-3 throughout the year ended December 31, 2024.